UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check one):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 25, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant Foster Wheeler Ltd.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) Perryville Corporate Park
City, State and Zip Code Clinton, New Jersey 08809-4000

PART II — RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        One of the company's foreign subsidiaries is a party to performance bonding arrangements with financial institutions which contain certain financial covenants. The company requires additional time to evaluate its compliance and course of action with respect to these financial covenants. In connection with this analysis, the company is also evaluating the effectiveness of its disclosure controls and procedures.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lisa Fries-Gardner (Name)	(908) (Area Code)	730-4049 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report consolidated net earnings of $29.8 million for the second quarter of 2004 compared to a net loss of $29.3 million in the second quarter of 2003. The change to consolidated quarterly net earnings in 2004 from a consolidated quarterly net loss in 2003 reflects, in part, pre-tax gains in 2004 of $8.7 million on the sale of development rights related to an Italian power project, and $1.7 million on settlement and release agreements that resolve asbestos coverage litigation. The 2004 earnings also reflect improved operating performance. The Company successfully completed several large projects during the quarter ahead of schedule, earned performance bonuses, passed performance tests, and agreed with a customer to eliminate any warranty obligations on a major project. The 2004 quarterly net earnings also include pre-tax charges of $4.7 million for professional service expenses and severance benefits driven by the company's balance sheet and operational restructuring. Last year's quarter included pre-tax charges of $16 million for professional services and severance benefits, pre-tax charges of $6.1 million resulting from pension curtailment and revaluation, and net pre-tax charges of $19.5 million related to five North American projects.

Foster Wheeler Ltd. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 4, 2004	By	/s/ LISA FRIES GARDNER
Lisa Fries Gardner Vice President and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).